Filed by SoftBank Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

SoftBank

Transaction with Sprint

April 30, 2013

SoftBank Corp.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation (“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K for the year ended December 31, 2012, and other factors that will be set forth in the proxy statement/prospectus contained in Starburst II’s Registration Statement on Form S-4, as amended, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.

All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between Sprint and SoftBank, Starburst II has filed with the SEC preliminary drafts of a Registration Statement on Form S-4 which includes a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Following the SEC’s declaring the Registration Statement effective, Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/ prospectus, as well as other filings containing information about Sprint, SoftBank and Starburst II, will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also will be available, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us—Investors” and then under the heading “Documents and Filings—SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction will also be available, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2012. Other information regarding the interests of such individuals as well as information regarding Starburst II’s directors and executive officers and prospective directors and executive officers will be available in the proxy statement/prospectus. These documents will be available free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SoftBank Delivers

Superior Value

to Sprint Shareholders

DISH Proposal is Incomplete and Illusory

SoftBank

$ 6.22

Transaction Value per DISH Presentation

dish

$ 7.00

Proposal Value per DISH Presentation

*Created by SoftBank based on respective company’s publicly available information.

SoftBank Transaction Provides 21% Premium

SoftBank dish

$ 7.65

+21%

$ 6.31

SoftBank Transaction Value

DISH Proposal Value

*Created by SoftBank based on respective company’s publicly available information.

SoftBank Transaction is Superior

SoftBank dish

$ 7.65 (+21%) Value $6.31

July 2013 Timing Mid 2014

3.0x Leverage 5.9x

Straightforward Structure Separate Silos (7.6x Telco Leverage)

Fully Financed Financing Uncommitted Financing

Mobile Technology / Operational Leader Mobile Expertise None

SoftBank Transaction is Superior

SoftBank dish

Global Scale / Expertise Synergies Unfounded / Unrealistic

Proven Track Record Partnering Litigation History

Shareholder Protections Governance Ergen-dominated

Efficient Tax Inefficient

Well-positioned Spectrum Significant Costs

Value per Share

(Pre Synergies)

SoftBank $8bn Primary Investment

$3.1bn in October 2012 Convertible debt at $5.25 per share

$4.9bn in July 2013 Primary investment at $5.25 per share

Value per Share SoftBank

(Pre Synergies)

$ 6.38 Transaction value

Equity $ 2.35*1

Cash $4.03*2

Cash+New Sprint Equity

*Assumed pro rata subscription to cash and equity; shareholders will have the option to elect between cash and equity

*1 $5.25 per share and 0.448 exchange ratio

*2 $12.1bn to purchase 1,663mm shares at $7.30 per share

DISH’s Proposal Value dish

(Pre Synergies)

$ 7.00

Equity $2.24

Cash $4.7

Proposal Value per DISH Presentation*1

*Created by SoftBank based on respective companies’ publicly available information.

*1 Based on proposed 0.05953 proposed exchange ratio and DISH share price as of 4/12/2013.

Financing Dilution dish

$ 7.00 $ (0.25)

Adjusted for:

New DISH share dilution $9.3bn incremental debt $7.9bn cash outlay

Proposal Value per DISH Presentation*1

Financing Dilution*2

*Created by SoftBank based on respective company’s publicly available information.

*1 Based on proposed 0.05953 proposed exchange ratio and DISH share price as of 4/12/2013.

*2 Includes Sprint market value as of 4/12/2013. Includes $9.3bn of new debt and $7.9bn cash outlay.

Adjusted Proposal Value

dish

(Pre Synergies)

$ 7.00

$ (0.25)

$ 6.75

Proposal Value per DISH Presentation*1

Financing Dilution*2

Adjusted Proposal Value

*Created by SoftBank based on respective company’s publicly available information.

*1 Based on proposed 0.05953 proposed exchange ratio and DISH share price as of 4/12/2013.

*2 Includes Sprint undisturbed market value as of 4/12/2013. Includes $9.3bn of new debt and $7.9bn cash outlay.

Transaction Fees and Expenses

dish

$ 6.75

($0.09)

$600mm break-up fee $400mm transaction expense

Adjusted Proposal Value

Transaction Fees and Expenses*1

*Created by SoftBank based on respective company’s publicly available information.

*1 Includes $600mm breakup fee paid to SoftBank by Sprint and $400mm of assumed transaction fees.

Time Value Discount

dish

$ 6.75

($0.09)

($0.61)

1 year delay in closing

Adjusted Proposal Value

Transaction Fees and Expenses*1

Time Value Discount *2

*Created by SoftBank based on respective company’s publicly available information.

*1 Includes $600mm breakup fee paid to SoftBank by Sprint and $400mm of assumed transaction fees.

*2 1 year discount period for DISH proposal relative to SoftBank transaction.

Time value adjustment applied to Adjusted Headline Value, Transaction Fees and Expenses.

Timing

SoftBank

July 1, 2013 Expected Close

dish

. . . ?

Delay in NW Vision

Lose Competitiveness

Today

2012

2013

2014

Present Value per Share

dish

(Pre Synergies)

$ 6.75

($0.09)

($0.61)

$ 6.05

Adjusted Proposal Value

Transaction Fees and Expenses*1

Time Value Discount *2

Present Value Pre Synergies

*Created by SoftBank based on respective company’s publicly available information.

*1 Includes $600mm breakup fee paid to SoftBank by Sprint and $400mm of assumed transaction fees.

*2 1 year discount period for DISH proposal relative to SoftBank transaction.

Time value adjustment applied to Adjusted Headline Value, Transaction Fees and Expenses.

SoftBank Transaction is Superior

(Present Value, Pre Synergies)

$ 6.38

+5%

$ 6.05

SoftBank

dish

Value per Share

(Post Synergies)

Synergies

dish

$ 6.05

$ 0.75

$11.0bn NPV of cost synergies

Less $2.6bn NPV of integration expenses Limitations / 2 separate companies

Present Value

Synergies*1

*Created by SoftBank based on respective company’s publicly available information.

*1 Assumes DISH cost synergy NPV of $11.0bn per DISH presentation less $2.6bn NPV of integration costs per average of industry transactions.

Spectrum Deployment Cost

dish

$ 6.05

$ 0.75

($ 0.47)

$6.0bn CAPEX to deploy 2GHz

Non-standard; no ecosystem No compatible handsets No revenue prospects

Present Value

Synergies*1

Spectrum

Deployment Costs *2

*Created by SoftBank based on respective company’s publicly available information.

*1 Assumes DISH cost synergy NPV of $11.0bn per DISH presentation less $2.6bn NPV of integration costs per average of industry transactions.

*2 Assumes $6bn of spectrum build out costs over 3 years discounted at 10%.

Present Value per Share

dish

(Post Synergies)

$ 6.05

$ 0.75

($ 0.47)

($ 0.03)

$ 6.31

Present Value

Synergies*1

Spectrum *2

Deployment Costs

Time Value Discount *3

DISH Proposal Value

*Created by SoftBank based on respective company’s publicly available information.

*1 Assumes DISH cost synergy NPV of $11.0bn per DISH presentation less $2.6bn NPV of integration costs.

*2 Assumes $6bn of spectrum build out costs over 3 years discounted at 10%.

*3 Time value adjustment applied to synergies, Spectrum Deployment Costs.

$2.0bn Annual Cost Synergies


$ 6.38
$ 1.27
Handset / Equipment / Network / IT / OPEX
No material redundancies
Cash+New Sprint Equity*1
Synergies*2

*Created by SoftBank based on respective company's publicly available information.
*1 Transaction Value delivered to Sprint Shareholders based on SoftBank transaction.
*2 Assumes $2.0bn run-rate cost savings and efficiencies under SoftBank management, tax-effected using 35% rate and discounted at 10%.

22

$2.0bn Annual Cost Synergies

Economies of Scale

Smartphone

SAMSUNG

hTC

MOTOROLA

Network

ERICSSON

Alcatel-Lucent

SAMSUNG

Operational Expertise

Mobile EBITDA

$7.8bn

vodafone

SoftBank

2004/3

’13/3 (FY)

*Assumes $2.0bn run-rate cost savings and efficiencies under SoftBank management.

Global Procurement Scale

(m)

Number of Smartphones Sold

28.8

26.9

26.5

13.3

5.6

Verizon

AT&T

Sprint / SoftBank

NTT DOCOMO

KDDI

Competitive Economies of Scale

*Others: FY2012 results

*KDDI: FY2011 results

Global Procurement Scale

($ bn)

Mobile CAPEX

20.4

11.9

10.8

9.9

8.9

7.5

3.0

China Mobile

Sprint /

AT&T

Vodafone

Verizon

NTT

KDDI

SoftBank

(Consolidated)

DOCOMO

Economies of Scale Global No. 2

*Vodafone, KDDI: FY2012/3 actual results Others: FY2012 actual results

*Created by SoftBank based on respective companies’ publicly available information.

Planning meetings

SoftBank

Present Value per Share

(Post Synergies)

$7.65

$6.38

$1.27

Cash+New Sprint Equity*1

Synergies*2

SoftBank Transaction

Value

*1 Transaction Value delivered to Sprint Shareholders based on SoftBank transaction.

*2 Assumes $2.0bn run-rate cost savings and efficiencies under SoftBank management, tax-effected using 35% rate and discounted at 10%.

SoftBank Transaction

Provides 21% Premium

SoftBank

$7.65

+21%

$6.31

dish

SoftBank Transaction Value

DISH Proposal Value

*Created by SoftBank based on respective companies’ publicly available information.

Value per Share

SoftBank

$ 6.22

$ 6.38 (+5%)

$7.65 (+21%)

DISH Presentation

Pre Synergies

Post Synergies

dish

$ 7.00

$6.05

$6.31

Capital Structure & Governance

Superior Capital Structure with SoftBank



SoftBank *1
Sprint
Clearwire
Net Leverage
3.0x
$ 22.6bn
Pro Forma Gross Debt
dish *2
Sprint
Clearwire
Net Leverage
5.9x
Gross Leverage
7.6x
Gross Leverage
6.0x
$ 35.3bn
Sprint Silo
$ 14.2bn
DISH Silo
Pro Forma Gross Debt
Pro Forma Gross Debt

*Created by SoftBank based on respective companies' publicly available information. Excludes SoftBank financial results.
*1 Pro Forma for Clearwire; excludes synergies. *2 Pro Forma for Clearwire and includes $600mm of break-up fees; excludes synergies.

31

Superior Capital Structure with SoftBank

SoftBank *1

Sprint Clearwire

Net Leverage

3.0x

$ 22.6bn

Pro Forma Gross Debt

dish *2

Sprint Clearwire

Net Leverage

5.9x

Gross Leverage

7.6x

Gross Leverage

6.0x

$50bn

Pro Forma Gross Debt

*Created by SoftBank based on respective companies’ publicly available information. Excludes SoftBank financial results.

*1 Pro Forma for Clearwire; excludes synergies.

*2 Pro Forma for Clearwire and includes $600mm of break-up fees; excludes synergies.

Increased Financial Risk

Net Debt / EBITDA Multiple

dish (DISH/Sprint)

T-Mobile Metro PCS

SoftBank (Sprint)

AT&T

Verizon

5.9x

3.4x

3.0x

1.8x

1.2x

Highest Telco Leverage Ratio in the World

Poor Governance dish

Economic Interest

32% DISH Shareholders

32% Sprint Shareholders

36% Ergen

Voting Control

DISH Shareholders

Sprint Shareholders

7.5% 7.5%

85% Ergen

*Created by SoftBank based on respective company’s publicly available information.

*Ergen includes Ergen Trust.

SoftBank Will Propel

Sprint’s Growth

“Our track record of innovation and operational excellence will drive Sprint shareholder value.”

-Masayoshi Son (October 15, 2012)

“ I’m not an expert on their Network Vision…

They certainly have more expertise in that than we do. “

- Charles Ergen

(April 15, 2013)

DISH Losing US TV Battle

dish DIRECTTV.US

14.1mm Subscribers 20.1mm

$14.3bn Total Revenue*1 $23.2bn

17% EBITDA Margin*1 24%

*Created by SoftBank based on respective companies’ publicly available information.

*1 FY2012 reported revenue and EBITDA margin.

Smartphone is the Key to Success

Google™

SoftBank

SAMSUNG

ERICSSON

QUALCOMM

Alcatel-Lucent

Intel

Nokia Siemens Networks

dish

No.1 in Smartphone Sales

SoftBank

SoftBank

NTT DOCOMO

Au

(CY)

’09

’10

’11

’12

’13

dish

None

(CY)

’09

’10

’11

’12

’13

Mobile EBITDA Growth Rate (FY2012)

SoftBank

Verizon

AT&T

China Mobile

NTT DOCOMO

(1%)

Vodafone

(8%)*1

DISH

(39%)*2

+14%

+12%

+7%

+1%

Global No.1

*Created by SoftBank based on respective companies’ publicly available information

*1 Consolidated EBITDA

*2 Consolidated EBITDA for total operation : Net Income + Income tax (provision) benefit, net + interest expense, net + depreciation and amortization

Mobile EBITDA Margin (FY2012)
SoftBank
50%
China Mobile
48%
Verizon
47%
NTT DOCOMO
42%
AT&T
39%
Vodafone
33%*1
DISH
17%*1
Global
No.1

*Created by SoftBank based on respective companies' publicly available information.
Mobile EBITDA margin = Mobile EBITDA/ Mobile Telecom Service Revenue
*1 Consolidated EBITDA Margin for total operations

42

Subscribers



SoftBank
(m)
45
30
15
0
vodafone
15.0m
Rapid Growth
41.9m
2004/3
'05/3
'06/3
'07/3
'08/3
'09/3
'10/3
'11/3
'12/3
'13/3
(FY)

*SoftBank Mobile: Sum of SoftBank Mobile, Willcom, and EMOBILE's accumulated subscribers dish
(m)
45
30
15
0
No Growth
9.4m
14.1m
'03/12
'04/12
'05/12
'06/12
'07/12
'08/12
'09/12
'10/12
'11/12
'12/12
(FY)

*Pay-TV subscribers

43

EBITDA

($ bn)

SoftBank

7.8bn

(margin 50%)

8.0

vodafone

Turnaround

6.0

4.0

2.0

2004/3’05/3

’06/3

’07/3 ’08/3 ’09/3 ’10/3 ’11/3 ’12/3

’13/3

(FY)

* EBITDA of mobile communications segment

dish

($ bn)

8.0

6.0

Peaked

4.0

2.4bn

(margin 17%)

2.0

2003/12’04/12 ’05/12 ’06/12 ’07/12 ’08/12 ’09/12 ’10/12 ’11/12 ’12/12 (FY)

*Consolidated EBITDA for DISH : Net Income + Income tax (provision) benefit, net + interest expense, net + depreciation and amortization

SoftBank Transaction is Superior

SoftBank

dish

$ 7.65 (+21%)

Value

$6.31

July 2013

Timing

Mid 2014

3.0x

Leverage

5.9x

Straightforward

Structure

Separate Silos

(7.6x Telco Leverage)

Fully Financed

Financing

Uncommitted Financing

Mobile Technology / Operational Leader

Mobile Expertise

None

SoftBank Transaction is Superior

SoftBank

dish

Global Scale / Expertise

Synergies

Unfounded / Unrealistic

Proven Track Record

Partnering

Litigation History

Shareholder Protections

Governance

Ergen-dominated

Efficient

Tax

Inefficient

Well-positioned

Spectrum

Significant Costs

SoftBank Transaction Provides 21% Premium

SoftBank dish

$7.65

+21%

$6.31

SoftBank

Transaction

Value

DISH

Proposal

Value

*Created by SoftBank based on respective company’s publicly available information.

SoftBank + Sprint® ™

Positioned for Growth

Copyright (C) 2013 SoftBank Corp., All rights reserved.